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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                                (Amendment No. 4)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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     This statement relates to the tender offer disclosed in a Tender Offer
Statement on Schedule 14D-1, dated August 5, 1997 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by United States Surgical Corporation, a Delaware Corporation ("USS") and USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of USS, relating to an offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share ("Shares"), of Circon Corporation, a Delaware corporation ("Circon" or the "Company") at a price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer").


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) The Board has determined that the best means for providing value to its stockholders is for the Company to continue to pursue its strategic plan and not to be put up for sale at this time. The Board has unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders. In particular, the Board has determined that the Company's strategic plan offers the potential for greater long-term benefits for the Company's stockholders than the Offer based on, among other things, greater opportunities for business expansion, revenue and earnings growth, as well as benefits resulting from the Company's recently adopted expense reduction plan.

    ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 7 and 8 hereto, respectively, and are incorporated herein by reference.

    (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

        (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered the following:

    - The Company's reputation as a provider of quality products and services and its position in its industry as a technological leader and innovator.

    - The market share of the Company in the urology and gynecology markets and new products planned for introduction in the future.

    - The expected growth rates of the markets for urological and gynecological products and the product position of the Company in such markets.

    - The Company's long-term sales plan, including the effects of products under development and enhancements to current products.

    - The expected effects of the Company's recently implemented expense reduction plan.

    -  The risks inherent in achieving the Company's business plan.

        (ii) The Company's prospects for future growth and profitability, based on the Company's strategic plan and expense reduction plan, the various strategic initiatives which have been implemented and investments that have been made over the past several years, including the acquisition of Cabot Medical Corporation, and other opportunities that will be available in the future, the availability in the future of certain new products and enhancements to current products in various stages of development, and current conditions in the businesses in which the Company operates.

        (iii) The opinion of Bear, Stearns & Co. Inc. ("Bear Stearns") to the effect that the consideration offered pursuant to the Offer is inadequate, from a financial point of view, to the stockholders of the Company (excluding USS and its affiliates). The full text of the written opinion of Bear Stearns, dated August 15, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit 9 and is incorporated herein by reference. Holders of the Common Stock are urged to read the opinion carefully in its entirety. The opinion of Bear Stearns is directed to Circon's Board of Directors, relates only to the adequacy of the consideration offered pursuant to the Offer from a financial point of view and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer. The summary of the opinion of Bear Stearns set forth in this
    Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.


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ITEM 4. THE SOLICITATION OR RECOMMENDATION  (CONTINUED)

        (iv) The Board's commitment to protecting the best interests of the Company's stockholders.

        (v) The disruptive effect of the Offer on the Company's employees, suppliers and customers.


        (vi) The numerous conditions to which the Offer is subject.

    The Offer is conditioned upon, among other things, the acquisition of Shares pursuant to the Offer and the proposed merger following the Offer having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or the Purchaser being satisfied in its sole discretion that
Section 203 is otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the proposed merger. In light of the Board's decision discussed above, the Board has determined to take no action which would render Section 203 so inapplicable.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

     (c) On August 25, 1998, the Company announced that, in accordance with the recommendation of senior management, the Company's Board of Directors is inviting certain companies to submit proposals for strategic transactions or relationships with Circon. The Company's financial advisor Bear Stearns & Co. is handling the procedure for receiving proposals.

     The types of proposals of interest to Circon range from significant distribution alliances to merger or sale of the Company. Chairman Auhll indicated that there is no assurance that any proposal will result in a strategic transaction or relationship.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit  1(F)   Management Retention Plan
Exhibit  2(F)   Sales Force Retention Plan
Exhibit  3(F)   Managers, Professionals and Key Contributors Retention Plan
Exhibit  4(F)   Article Ninth of Certificate of Incorporation, as amended
Exhibit  5(F)   Article V of the Bylaws
Exhibit  6(F)   Form of Indemnification Agreement
Exhibit  7*(F)  Letter to Stockholders regarding Board's Recommendation
Exhibit  8(F)   Press Release Announcing Board's Recommendation
Exhibit  9(F)   Opinion of Bear, Stearns & Co. Inc.
Exhibit 10(F)   Notice and Motion for Preliminary Injunction and Amended and
                Supplemental Complaint of USS and the Purchaser
Exhibit 11(F)   Amended Management Retention Plan
Exhibit 12(F)   Amended Sales Force Retention Plan
Exhibit 13(F)   Amended Managers, Professionals and Key Contributors
                Retention Plan
Exhibit 14      Press Release of August 25, 1998


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    *   Included in copy mailed to stockholders
   (F)  Previously filed


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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 25, 1998                         CIRCON CORPORATION

                                               By:  /s/ Richard A. Auhll
                                               -------------------------------------------
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
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